GLJ	Petroleum Consultants

Principal Officers:

Harry Jung, P. Eng. President, C.E.O.

Dana B. Laustsen, P. Eng. Executive V.P., C.O.O.

Keith M. Braaten, P. Eng. Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Jodi L. Anhorn, P. Eng.

Neil I. Dell, P. Eng.

David G. Harris, P. Geol.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

LETTER OF CONSENT

Re:	Prospectus Supplement dated March 12, 2007 to Registration Statement on Form F-9 dated November 27, 2006 (together, the “Prospectus”) of Canadian Natural Resources Limited (“CNRL”)

We are a firm of independent petroleum consultants of Calgary, Alberta having prepared an evaluation report entitled “Horizon Oil Sands Project, Surface Mineable Reserves Booking, Effective December 31, 2005” (the “2005 Report”). The 2005 Report was dated February 15, 2006.

We have also prepared an evaluation report entitled “Horizon Oil Sands Project, Surface Mineable Reserves Booking, Effective December 31, 2006” (the “2006 Report”). The 2006 Report was dated February 5, 2007.

We refer to the Prospectus relating to the offering of Debt Securities by CNRL and hereby consent to the reference to our firm under the heading “Experts”, to the use of our 2005 Report which is incorporated by reference in the Prospectus and to the references to the 2006 Report in the press release of CNRL dated March 7, 2007 (the “Press Release”), a portion of which is incorporated by reference in the Prospectus.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

James H. Willmon, P. Eng.

Vice-President

Dated March 12, 2007

Calgary, Alberta

CANADA

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com